Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

March 28, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	DWS Equity Trust (the “Registrant”) (Reg. Nos. 333-43815; 811-08599)

Ladies and Gentlemen:

         On behalf of the Registrant, I am herewith filing a request to withdraw the filing of a Post-Effective Amendment to the Registration Statement regarding the following proposed share class (Class R) of a series of the Registrant: DWS Alternative Asset Allocation Plus Fund (the “Fund”).

         The Registrant, on behalf of the Fund, filed on February 28, 2011, under Rule 485(a), Post-Effective Amendment No. 41 under the Securities Act of 1933 and Amendment No. 42 (the "Amendment") under the Investment Company Act of 1940 to the Registration Statement (Accession Number 0000088053-11-000319).  The Registrant is no longer operating within an accelerated time frame and has no plans to proceed with the offering of Class R shares of the Fund as a series of the Registrant.  The Registrant therefore requests the withdrawal pursuant to Rule 477(a) under the Securities Act of 1933. No securities were sold pursuant to the filing of the Amendment.

         If you have any questions regarding this filing, please contact the undersigned at (617) 295-2565.

Very truly yours,

                    /s/Caroline Pearson
Caroline Pearson
Managing Director
Deutsche Investment Management Americas Inc.

cc:     John Marten, Esq., Vedder